CONSENT

TO: Fronteer Development Group Inc.

AND TO: Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
United States Securities and Exchange Commission
(collectively, the "**Commissions**")

AND TO: The Toronto Stock Exchange (the "**TSX**")

RE: Technical Reports

Reference is made to the following technical reports (collectively, the "**Technical Reports**"): (i) the technical report entitled "The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale, Turkey from April 2004 to December 2005" dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, which the undersigned prepared, together with G. Giroux, for Fronteer Development Group Inc. (the "**Corporation**"); (ii) the technical report entitled "The Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey During the Period February to December, 2005" dated March 10, 2006 as amended May 25, 2006 and as further amended May 25, 2006, which the undersigned prepared, together with G. Giroux, for the Corporation. The undersigned hereby consents to the filing of the Technical Reports with the Commissions and with the TSX, and to the written disclosure of the Technical Reports and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the annual information form of the Corporation dated March 19, 2007 (the "**AIF**") and the Form 40-F of the Corporation dated March 19, 2007 (the "**Form 40-F**").

The undersigned further confirms that the undersigned has read the AIF and Form 40-F and that each fairly and accurately represents the information in the Technical Reports for which the undersigned was responsible for preparing or supervising.

DATED this 19 day of March, 2007.

Per: Ian Cunningham-Dunlop
Ian Cunningham Dunlop